United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 16, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC

(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 27,501 Ordinary Shares following the exercise of options granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 27,501 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $23.21	2,064
		USD $23.21	23,790
		USD $31.46	1,647

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 27,501 Ordinary Shares Aggregated Price: USD $23.7041 per Ordinary Share
e)	Date of the transaction	2018-11-13
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Sale of 27,501 Ordinary Shares following the exercise of options on 13 November 2018, partially on a non-discretionary basis to fund the exercise price and tax liability due in respect of the exercise of the options

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.0200	600
		USD $48.0150	200
		USD $48.0100	400
		USD $48.0050	2,100
		USD $48.0025	400
		USD $48.0000	23,801

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 27,501 Ordinary Shares Aggregated Price: USD $48.0011 per Ordinary Share
e)	Date of the transaction	2018-11-13
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 226,547 Ordinary Shares following the exercise of options granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 226,547 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $31.46	82,996
		USD $32.51	101,757
		USD $39.00	41,794

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 226,547 Ordinary Shares Aggregated Price: USD $33.3226 per Ordinary Share

e)	Date of the transaction	2018-11-14
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Sale of 226,547 Ordinary Shares following the exercise of options on 14 November 2018, partially on a non-discretionary basis to fund the exercise price and tax liability due in respect of the exercise of the options

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.4800	100
		USD $48.4700	232
		USD $48.4600	8,504
		USD $48.4550	100
		USD $48.4500	5,214
		USD $48.4400	4,729
		USD $48.4300	3,718
		USD $48.4250	300
		USD $48.4200	1,953
		USD $48.4150	200
		USD $48.4100	3,500
		USD $48.4000	500
		USD $48.3900	3,400
		USD $48.3800	6,000
		USD $48.3700	14,400
		USD $48.3650	400
		USD $48.3600	13,830
		USD $48.3550	3,700
		USD $48.3500	19,382
		USD $48.3450	600
		USD $48.3400	17,417
		USD $48.3300	20,315
		USD $48.3200	6,745
		USD $48.3150	300
		USD $48.3100	4,693
		USD $48.3050	100
		USD $48.3000	14,456
		USD $48.2900	4,826
		USD $48.2850	1,600
		USD $48.2800	1,709
		USD $48.2750	1,300
		USD $48.2700	2,295

		USD $48.2650	100
		USD $48.2600	2,652
		USD $48.2550	1,605
		USD $48.2500	5,997
		USD $48.2400	1,684
		USD $48.2300	2,965
		USD $48.2250	200
		USD $48.2200	2,200
		USD $48.2150	100
		USD $48.2100	1,022
		USD $48.2000	1,300
		USD $48.1950	100
		USD $48.1900	1,600
		USD $48.1850	100
		USD $48.1800	1,644
		USD $48.1700	1,528
		USD $48.1600	1,839
		USD $48.1500	400
		USD $48.1400	2,200
		USD $48.1300	2,128
		USD $48.1250	300
		USD $48.1225	200
		USD $48.1200	189
		USD $48.1100	1,611
		USD $48.1000	13,464
		USD $48.0900	1,612
		USD $48.0800	1,000
		USD $48.0700	1,011
		USD $48.0600	1,100
		USD $48.0500	1,789
		USD $48.0400	1,293
		USD $48.0300	800
		USD $48.0200	400
		USD $48.0100	589
		USD $48.0000	3,307

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 226,547 Ordinary Shares Aggregated Price: USD $48.2997 per Ordinary Share
e)	Date of the transaction	2018-11-14
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 39,400 Ordinary Shares following the exercise of options granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 39,400 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.00	39,400

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 39,400 Ordinary Shares Aggregated Price: USD $39.00 per Ordinary Share
e)	Date of the transaction	2018-11-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Sale of 39,400 Ordinary Shares following the exercise of options on 15 November 2018, partially on a non-discretionary basis to fund the exercise price and tax liability due in respect of the exercise of the options

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $48.5200	1,399
		USD $48.5400	600
		USD $48.5500	800
		USD $48.5300	1,100
		USD $48.4850	100
		USD $48.4950	1,300
		USD $48.4000	400
		USD $48.5000	13,500
		USD $48.5100	2,120
		USD $48.4100	1,838
		USD $48.4200	225
		USD $48.4250	200
		USD $48.4300	4,492
		USD $48.4400	1,800
		USD $48.4800	1,725

		USD $48.4900	3,642
		USD $48.4700	1,200
		USD $48.4600	1,020
		USD $48.4500	1,939

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 39,400 Ordinary Shares Aggregated Price: USD $48.4805 per Ordinary Share
e)	Date of the transaction	2018-11-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 16, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary